Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

THE FIRST BANCORP, INC.

The following table presents the calculation of the earnings to fixed charges:

	For the Years Ended December 31,
	2008	2007	2006	2005	2004

Income before income Taxes	$19,655	$18,366	$17,157	$17,899	$11,920
Fixed charges:
Interest expense on deposits	23	29,745	25,804	13,489	5,175
Interest expense on borrowings	10,669	10,140	7,785	5,359	3,849
Rent expense	203	197	188	176	85
Total fixed charges	$33,872	$40,082	$33,777	$19,024	$9,109
Ratio of earnings to fixed charges:[1]
Including deposit interest	1.72	2.18	1.97	1.06	0.76
Excluding deposit interest	0.55	0.56	0.46	0.31	0.33

1We had no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods presented. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.